UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934



                              AERCAP HOLDINGS N.V.
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                                (Name of Issuer)

                 Ordinary Shares, (euro)0.01 par value per share
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                         (Title of Class of Securities)

                                    N00985106
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                                 (CUSIP Number)
                                                     with a copy to:
     Stephen Feinberg                                Robert G. Minion, Esq.
     299 Park Avenue                                 Lowenstein Sandler PC
     22nd Floor                                      65 Livingston Avenue
     New York, New York  10171                       Roseland, New Jersey  07068
     (212) 891-2100                                  (973) 597-2424
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                November 20, 2006
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            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.      N00985106
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                                Stephen Feinberg
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

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  4)   Source of Funds (See Instructions):  WC, OO
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  5)   Check if  Disclosure of  Legal Proceedings Is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    United States
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        Number of                     7) Sole Voting Power:              *
                                         ---------------------------------------
        Shares Beneficially           8) Shared Voting Power:            *
                                         ---------------------------------------
        Owned by
        Each Reporting                9) Sole Dispositive Power:         *
                                         ---------------------------------------
        Person With                  10) Shared Dispositive Power:       *
                                         ---------------------------------------
--------------------------------------------------------------------------------
 11)  Aggregate Amount Beneficially Owned by Each Reporting Person:  48,917,436*

--------------------------------------------------------------------------------
 12)  Check if  the Aggregate  Amount in Row (11) Excludes  Certain Shares  (See
      Instructions):      Not Applicable
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 13)  Percent of Class Represented by Amount in Row (11):     57.5%*
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 14)  Type of Reporting Person (See Instructions):     IA
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*  This  Schedule 13D is being filed as a result of the  registration  by AerCap
Holdings N.V. (the "Company"), as of November 20, 2006, of 30,015,000 ordinary shares (including 3,915,000 ordinary shares offered by the selling shareholders pursuant to an over-allotment option that has not yet been exercised),
(euro)0.01 par value per share (the "Shares"), as part of the offering detailed in the Company's Registration Statement on Form F-1 as filed with the Securities and Exchange Commission on November 2, 2006 and subsequently amended (as amended, the "Registration Statement") pursuant to the Securities Act of 1933, as amended. Prior to the offering on November 20, 2006 and the transactions related thereto described in the Registration Statement (collectively, the "Offering"), (i) Cerberus Capital Management, L.P. ("CCM"), collectively with one or more funds and/or accounts managed by it and/or its affiliates (the "Funds and Accounts"), held 99.6% of the preferred shares and 86.0% of the common shares of Cerberus Fern Holdings Ltd. ("Holdings I"), Cerberus Fern Holdings II Ltd. ("Holdings II"), Cerberus Fern Holdings III Ltd. ("Holdings III") and Cerberus Fern Holdings IV Ltd. ("Holdings IV," and collectively with Holdings I, Holdings II and Holdings III, the "Bermuda Parents"); (ii) each of Fern S.a. r.l. ("Fern I"), Fern II S.a. r.l. ("Fern II"), Fern III S.a. r.l. ("Fern III") and Fern IV S.a. r.l. ("Fern IV," and collectively with Fern I, Fern II and Fern III, the "Shareholders," and collectively with CCM, the Funds and Accounts and the Bermuda Parents, the "Cerberus Entities") was wholly-owned by Holdings I, Holdings II, Holdings III and Holdings IV, respectively; and
(iii) the Shareholders held an aggregate of 78,236,956 Shares. Upon consummation of the Offering, the Shareholders will hold approximately 58,936,956 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held (directly or indirectly) by the Cerberus Entities. Thus, upon consummation of the Offering, for the purposes of Reg. Section 240.13d-3, Stephen Feinberg is deemed to beneficially own approximately 48,917,436 Shares, or 57.5% of the Shares deemed issued and outstanding as of that date.

Item 1.   Security and Issuer.
          -------------------

          The class of equity securities to which this Schedule 13D relates is the ordinary shares, (euro)0.01 par value per share (the "Shares"), of AerCap Holdings N.V. (the "Company"), a Netherlands public limited liability company. The principal executive offices of the Company are located at Evert van de Beekstraat 312, 1118 CX Schiphol Airport, The Netherlands.


Item 2.   Identity and Background.
          -----------------------

          The person filing this statement is Stephen Feinberg, whose business address is 299 Park Avenue, 22nd Floor, New York, New York 10171. Mr. Feinberg serves as (i) a director of and the sole shareholder of Craig Court, Inc., which is the sole member of Craig Court GP, LLC, which serves as the sole general partner of Cerberus Capital Management, L.P. ("CCM," and collectively with one or more funds and/or accounts managed by it and/or its affiliates, the "Funds and Accounts"), (ii) directly or indirectly through one or more intermediate entities, the investment manager for Cerberus Fern Holdings Ltd. ("Holdings I"), Cerberus Fern Holdings II Ltd. ("Holdings II"), Cerberus Fern Holdings III Ltd. ("Holdings III") and Cerberus Fern Holdings IV Ltd. ("Holdings IV," and collectively with Holdings I, Holdings II and Holdings III, the "Bermuda Parents"), respectively, each of which is a holding company incorporated under the laws of Bermuda and (iii) directly or indirectly through one or more intermediate entities, the investment manager for Fern S.a. r.l. ("Fern I"), Fern II S.a. r.l. ("Fern II"), Fern III S.a. r.l. ("Fern III") and Fern IV S.a. r.l. ("Fern IV," and collectively with Fern I, Fern II and Fern III, the "Shareholders," and collectively with the Bermuda Parents, the "Holding Companies"), respectively, each of which is a holding company incorporated under the laws of Luxembourg. Fern I, Fern II, Fern III and Fern IV are wholly-owned by Holdings I, Holdings II, Holdings III, and Holdings IV, respectively. CCM, the Funds and Accounts and the Holding Companies are collectively referred to as the "Cerberus Entities" in this Schedule 13D.

          The Holding Companies were all formed by CCM for the purpose of acquiring the Company and do not own any other assets or conduct activities outside of their indirect investment in the Company. Each of the CCM and the Funds and Accounts directly or indirectly through one or more funds and/or accounts managed by it and/or its affiliates, is engaged in the investment in personal property of all kinds, including but not limited to capital stock, depository receipts, investment companies, mutual funds, subscriptions, warrants, bonds, notes, debentures, options and other securities or instruments of whatever kind and nature. Mr. Feinberg also provides investment management and other services for various other third parties.

          None of Mr. Feinberg, the Funds and Accounts or the Holding Companies has ever been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to any civil proceeding commenced before a judicial or administrative body of competent jurisdiction as a result of which any of them was or is now subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Feinberg is a citizen of the United States.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

          The Company was formed on July 10, 2006 by the Shareholders and Fern GP S.a. r.l. ("Fern GP", a holding company incorporated under the laws of Luxembourg), to acquire all of the assets and assume all of the liabilities of AerCap Holdings C.V., a Netherlands limited partnership ("ACHCV"). Prior to the transactions set forth on this Schedule 13D, Fern GP S.a. r.l. ("Fern GP") was the general partner of ACHCV and the Shareholders were the limited partners of ACHCV. ACHCV was formed on June 27, 2005 to acquire all of the shares and assume certain liabilities of AerCap B.V. (formerly known as debis AirFinance B.V.).

          On June 30, 2005, ACHCV acquired all of AerCap B.V.'s shares and assumed liabilities owed by AerCap B.V. to its prior shareholders for total consideration of $1.4 billion, $370 million of which was funded with equity contributions by the Shareholders (the "2005 Acquisition"). Approximately 99.6% of the equity funding for the 2005 Acquisition was provided by the Funds and the Accounts out of their working capital. The balance of the equity funding for the 2005 Acquisition was provided by certain members of the Company's management. On October 27, 2006, the Company acquired all of the assets and assumed all of the liabilities of ACHCV.


Item 4.   Purpose of Transaction.
          ----------------------

          The acquisition of the securities referred to herein is for investment purposes. Except for the offering and the transactions related to the offering detailed in the Company's Registration Statement on Form F-1 (collectively, the "Offering"), as filed with the Securities and Exchange Commission (the
"Commission") on November 2, 2006 and subsequently amended (as amended, the "Registration Statement"), none of the Cerberus Entities have present plans or intentions which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D. This Schedule 13D is being filed as a result of the Company's registration, as of November 20, 2006, of 30,015,000 Shares (including 3,915,000 ordinary shares offered by the selling shareholders pursuant to an over-allotment option that has not yet been exercised) as part of the Offering.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          Based upon the Registration Statement, there were 85,036,957 Shares issued and outstanding as of November 20, 2006. Prior to the Offering on November 20, 2006, (i) the Funds and the Accounts held 99.6% of the Bermuda Parents' preferred shares and 86.0% of their common shares, (ii) each of Fern I, Fern II, Fern III and Fern IV was wholly-owned by Holdings I, Holdings II, Holdings III and Holdings IV, respectively, and (iii) the Shareholders held an aggregate of 78,236,956 Shares. Stephen Feinberg possesses sole power to vote and direct the disposition of all Shares held (directly or indirectly) by the Cerberus Entities. Thus, as of November 20, 2006, for the purposes of Reg.
Section 240.13d-3, Stephen Feinberg is deemed to beneficially own approximately 48,917,436 Shares, or 57.5% of the Shares deemed issued and outstanding as of that date.

          Other than the transactions described in this Schedule 13D, during the sixty days prior to November 20, 2006, there were no transactions in Shares, or securities convertible into, exercisable for or exchangeable for Shares, by Mr. Feinberg or the Cerberus Entities or any person or entity controlled by them or any person or entity for which they possess voting or investment control over the securities thereof.


Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
          ----------------------------------------------------------------------

          On  November  14,  2006,  CCM,  Fern  GP  and  the  Shareholders  (the
"Signatories") entered into agreements (the "Lock-Up Agreements") with the underwriters of the Offering (collectively, the "Underwriters"), for the benefit of the Underwriters, pursuant to which, among other things, the Signatories agreed that they will not, subject to certain exceptions, take any of the following actions, during the period from November 20, 2006 until one hundred and eighty (180) days after that date (the "Lock-Up Period"), as more particularly set forth and described in the form of Lock-Up Agreement incorporated by reference as Exhibit 1 hereto: (i) offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer, dispose of or hedge, directly or indirectly, any Shares (including, without limitation, Shares which may be deemed to be beneficially owned by such Signatories in accordance with the rules and regulations of the Commission and securities which may be issued upon exercise of a share option or warrant) or any securities convertible into or exercisable or exchangeable for Shares; or (ii) enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the Shares. The Lock-Up Period will automatically be extended for an eighteen (18) day period in the event that (i) the Company releases earnings results or announces material news or a material event during the last seventeen (17) days of the initial Lock-Up Period, or (ii) prior to the expiration of the initial Lock-Up Period, the Company announces that it will release earnings results during the sixteen (16) day period following the last day of the initial Lock-Up Period. The eighteen (18) day period shall commence on the date of the announcement of such material news or material event or the release of the earnings results, as applicable.

          In connection with the Offering, the Company, the Holding Companies and certain holders of preferred shares and/or common shares and/or the rights to acquire common shares of the Bermuda Parents (the "Holders"), among others, have entered into a Share Agreement, pursuant to which, subject to certain terms and conditions, the Holders have received the right, beginning on the second anniversary of November 20, 2006 and ending on the fifth anniversary thereof, to exchange common shares of the Bermuda Parents (or rights to acquire such shares) for Shares (or rights to acquire Shares) held by certain shareholders in amounts representing their indirect interest in the Company held through the Bermuda Parents, as more particularly set forth and described in the form of Share Agreement attached as Exhibit 2 hereto. To assist the Holders in the resale of Shares held by them upon exchange, the Company has agreed, subject to certain terms and conditions, to file a registration statement and to use commercially reasonable efforts to keep the registration statement continuously effective to ensure that it is available for resales of Shares held by the Holders.

          The  descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety by reference to the complete agreements governing such matters, each of which is incorporated by reference or attached to this Schedule 13D as an exhibit pursuant to Item 7 hereof.

          Except as otherwise described herein, no contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Company between Stephen Feinberg, the Cerberus Entities and any person or entity.


Item 7.   Material to be Filed as Exhibits.
          --------------------------------

          1. Form of Shareholder Lockup Letter, dated as of November 14, 2006, by Cerberus Capital Management, L.P., Fern GP S.a. r.l., Fern S.a. r.l., Fern II S.a. r.l., Fern III S.a. r.l. and Fern IV S.a. r.l., for the benefit of Morgan Stanley & Co. Incorporated, Goldman, Sachs & Co. and Lehman Brothers Inc. and certain other underwriters, incorporated by reference to Exhibit F to Exhibit
1.1 to Amendment No. 1 to the Registration Statement on Form F-1 filed by the Company on November 14, 2006.

          2. Form of Share Agreement, dated as of November 14, 2006, by the Company, Cerberus Fern Holdings Ltd., Cerberus Fern Holdings II Ltd., Cerberus Fern Holdings III Ltd., Cerberus Fern Holdings IV Ltd., Fern GP S.a. r.l., Fern S.a. r.l., Fern II S.a. r.l., Fern III S.a. r.l., Fern IV S.a. r.l., among others, dated as of November 20, 2006, for the benefit of the Company.



                                    Signature
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                   November 30, 2006


                                   /s/ Stephen Feinberg
                                   ---------------------------------------------
                                   Stephen Feinberg, on behalf of Craig Court, Inc., the sole member of Craig Court GP, LLC, the sole general partner of Cerberus Capital Management, L.P., and as investment manager for the other Cerberus Entities



      Attention: Intentional misstatements or omissions of fact constitute
               Federal criminal violations (See 18 U.S.C. 1001).

                                     Item 7.
                                    Exhibit 2

          Form of Share Agreement, dated as of November 14, 2006, by the Company, Cerberus Fern Holdings Ltd., Cerberus Fern Holdings II Ltd., Cerberus Fern Holdings III Ltd., Cerberus Fern Holdings IV Ltd., Fern GP S.a. r.l., Fern S.a. r.l., Fern II S.a. r.l., Fern III S.a. r.l., Fern IV S.a. r.l., among others, dated as of November 20, 2006, for the benefit of the Company.

                                                               EXECUTION VERSION


                              AerCap Holdings N.V.

                                 Share Agreement


                                November 14, 2006



AerCap Holdings N.V.
Evert van de Beekstraat 312
1118 CX Schipol Airport
The Netherlands


                 Re: AerCap Holdings N.V. - Agreement with Respect to Incentive Shares (this "Share Agreement")

Dear Sirs:

          This Share Agreement is being entered into by the parties signatory hereto in connection with the proposed public offering of ordinary shares, euro
0.01 par value (the "Ordinary Shares"), of AerCap Holdings N.V. (the "Company"), pursuant to a Registration Statement on Form F-1 originally furnished confidentially with the Securities and Exchange Commission (the "SEC") on August 8, 2006 (as amended, the "Registration Statement"). The undersigned is a holder ("Holder", which for this purpose shall include the spouse of any individual holder with an interest in the applicable securities and any entity through which the individual owns the applicable securities) of preferred shares and/or common shares and/or the rights to acquire common shares of Cerberus Fern Holdings Ltd., Cerberus Fern Holdings II Ltd., Cerberus Fern Holdings III Ltd. and Cerberus Fern Holdings IV Ltd. (the "Bermuda Holding Companies" and such shares and options the "Bermuda Holding Company Securities"). Holder does not currently own any Ordinary Shares. The Bermuda Holding Companies indirectly own 100% of the Ordinary Shares through ownership interests in Luxembourg limited liability companies. The Bermuda Holding Companies each own 100% of one of Fern S.a.r.l., Fern II S.a.r.l., Fern III S.a.r.l. and Fern IV S.a.r.l. (the "Luxembourg LLCs"). Holder hereby agrees that, provided that no preferred shares constituting Bermuda Holding Company Securities then remain outstanding, beginning on the second anniversary of the date that the initial public offering contemplated in the Registration Statement is consummated (the "Effective Date") and ending on the fifth anniversary of the Effective Date, Holder shall have the right at any time, exercisable in whole or in part, to exchange Bermuda Holding Company Securities with the Luxembourg LLC (as defined below) owned by the applicable Bermuda Holding Company for a number of Ordinary Shares (with respect to holdings of common shares of a Bermuda Holding Company) or rights to acquire a number of Ordinary Shares (with respect to holdings of rights to acquire common shares of a Bermuda Holding Company) held by such Luxembourg LLC equal to the product of (x) the percentage of fully diluted common shares (in respect of options then outstanding to acquire common shares of a Bermuda Holding Company, based on the cashless exercise of all such options) in the applicable Bermuda Holding Company represented by the Bermuda Holding Company Securities to be exchanged and (y) the number of Ordinary Shares held by the Luxembourg LLC with which such exchange is taking place. Rights to acquire Ordinary Shares received pursuant to the terms of this Share Agreement will be for the same effective consideration per Ordinary Share and otherwise with the same terms and conditions as the currently outstanding rights. Such right shall be exercised by delivery of written notice (the "Exercise Notice") from Holder to the Company and each relevant Bermuda Holding Company, stating that Holder desires to exchange a stated number of Bermuda Holding Company Securities for Ordinary Shares or rights to acquire Ordinary Shares, as applicable, accompanied in the Exercise Notice delivered to the applicable Bermuda Holding Company by the Bermuda Holding Company Securities to be exchanged and appropriate instruments of transfer in form satisfactory to the applicable Bermuda Holding Company, duly executed by Holder, in each case delivered during normal business hours at the principal executive offices of the Company and the Bermuda Holding Companies. Notwithstanding the foregoing, Holder shall not be entitled to exchange such Bermuda Holding Company Securities for Ordinary Shares or rights to acquire Ordinary Shares if such exchange would be prohibited under applicable laws or regulations.

          In the  event  that  preferred  shares  constituting  Bermuda  Holding
Company Securities remain outstanding at any time on or after the second anniversary of the Effective Date and ending on the fifth anniversary of the Effective Date, the parties to this Share Agreement agree to negotiate in good faith to agree on a number of Ordinary Shares into which Bermuda Holding Company Securities will be exchanged based on the number of Ordinary Shares directly or indirectly held by the applicable Bermuda Holding Company, the then trading prices of the Ordinary Shares, the number of preferred shares outstanding and the aggregate distribution preferences of the preferred shares constituting Bermuda Holding Company Securities and the number and percentage of common shares constituting Bermuda Holding Company Securities then outstanding so as to allow a mutually satisfactory exchange pursuant to the terms of this Share Agreement.

          To assist in resales of any Ordinary Shares received by Holder in an exchange for Bermuda Holding Company Securities or on exercise of options to purchase Ordinary Shares received in such exchange, in the event that U.S. counsel to the Company determines that Ordinary Shares to be received by Holder in connection with such transaction pursuant to the terms of this Share Agreement will not be freely transferable by Holder as of the date of receipt by Holder, the Company agrees to, and the other parties to this Share Agreement agree to use commercially reasonable efforts to cause the Company to file a registration statement on Form S-8, Form S-3 or such other applicable form as may be required to allow Holder to resell Ordinary Shares received on exchange in the open market and the Company will use commercially reasonable efforts to keep such registration statement continuously effective to the extent necessary to ensure that it is available for resales of Ordinary Shares included in such registration, and to ensure that it conforms with the requirements of this Share Agreement, the Securities Act of 1933 and the policies, rules and regulations of the SEC as announced from time to time, from the effective date of such registration statement until the date all Ordinary Shares covered by such registration statement have been sold or transferred, the date such securities shall have ceased to be outstanding or the date on which all Ordinary Shares issuable on exchange may be sold without registration pursuant to Rule 144(k) of the Securities Act of 1933. The Company agrees to pay all registration, filing and qualification fees, printers' and accounting fees, the fees and disbursements of counsel for the Company, all independent certified public accountants, underwriters (excluding discounts and commissions and any fees or disbursements not customarily borne by the issuer) and other persons retained by the Company and the reasonable fees and disbursements of one counsel for the selling shareholders selected by the shareholders holding a majority of the Ordinary Shares to be included in such registration, in each case relating to the preparation and filing of a registration statement required by this paragraph. Notwithstanding the preceding sentence, the Company shall not be responsible for paying any brokerage fees or expenses or any discounts or commissions payable to selling brokers, dealer managers or other similar persons or entities engaged in the distribution of any securities registered pursuant to this paragraph. The Company shall use commercially reasonable efforts to cause all Ordinary Shares registered hereunder to be listed on each securities exchange or any automated quotation system (or NASDAQ) on which similar securities issued by the Company are then listed and to register and qualify the securities covered by a registration statement required by this paragraph under such other securities or blue sky laws of such jurisdictions in the United States as shall be reasonably requested by the selling shareholders; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to qualify to do business, where not otherwise required, or to file a general consent to service of process or become subject to taxation in any such states or jurisdictions. The Company shall also otherwise use commercially reasonable efforts to comply with all applicable rules and regulations of the SEC in the preparation and filing of a registration statement required by this paragraph and to take all other reasonable and customary steps typically taken by issuers to effect the registration contemplated thereby.

          The parties hereto agree that the specific provisions of this Share Agreement will amend and supersede the provisions of any stockholders agreement, securities purchase agreement, restricted shares purchase agreement or stock option award agreement entered into among Holder and any Bermuda Holding Company or Cerberus Party relating to any Bermuda Holding Company Securities (the "Prior Agreements") to the extent that such provisions conflict with the provisions hereof.

          Except as set forth in the following sentence, this Share Agreement is irrevocable and shall be binding upon the parties hereto and Holder's heirs, legal representatives, successors, and permitted assigns. This Share Agreement shall lapse and become null and void on December 15, 2006 if the public offering contemplated by the Registration Statement shall not have occurred on or before such date. Notwithstanding the preceding sentence, the Prior Agreements are hereby amended such that no party may exercise any fair market value repurchase right arising from the Prior Agreements before six months have lapsed since the occurrence of an event that triggers the repurchase right under the Prior Agreement.

          This Share Agreement may be executed in any number of counterparts, each of which shall be deemed an original but all of which together shall be considered one and the same instrument.

          This Share Agreement will be governed by and construed in accordance with the laws of the State of New York, without giving effect to any choice of law or conflicting provision or rule (whether of the State of New York, or any other jurisdiction) that would cause the laws of any jurisdiction other than the State of New York to be applied. In furtherance of the foregoing, the internal laws of the State of New York will control the interpretation and construction of this Share Agreement, even if under such jurisdiction's choice of law or conflict of law analysis, the substantive law of some other jurisdiction would ordinarily apply.

          Each of the parties hereto hereby irrevocably and unconditionally agrees that any action, suit or proceeding, at law or equity, arising out of or relating to this Agreement or any agreements or transactions contemplated hereby shall only be brought in any federal court of the Southern District of New York or any state court located in New York County, State of New York, and hereby irrevocably and unconditionally expressly submits to the personal jurisdiction and venue of such courts for the purposes thereof and hereby irrevocably and unconditionally waives (by way of motion, as a defense or otherwise) any and all jurisdictional, venue and convenience objections or defenses that such party may have in such action, suit or proceeding. Each party hereby irrevocably and unconditionally consents to the service of process of any of the aforementioned courts. Nothing herein contained shall be deemed to affect the right of any party to serve process in any manner permitted by law or commence legal proceedings or otherwise proceed against any other party in any other jurisdiction to enforce judgments obtained in any action, suit or proceeding brought pursuant to this paragraph.